

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 23, 2009

Mr. Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re:** **China 3C Group**
> **Form 10-K**
> **Filed April 15, 2009**
> **File No. 000-28767**
> **Form 10-Q**
> **Filed May 15, 2009**

Dear Mr. Wang:

We issued a comment letter to you on the above captioned filings on June 29, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 6, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 9, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jay Williamson at (202) 551-3393 with any questions.

Sincerely,

John Reynolds
Assistant Director